UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

18th Floor, No. 1333

Lujiazui Ring Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit 99.1—Press Release—Lufax Announces Board and Management Changes

Exhibit 99.2—Announcement with the Stock Exchange of Hong Kong Limited—(1) Quarterly Update of Resumption Progress; (2) Second Quarter 2026 Operational Highlights; (3) Change of Directors, Resignation of Chief Financial Officer, Change of Authorised Representative and Change in Composition of Board Committees; and (4) Continued Suspension of Trading

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ Tongzhuan Xi
	Name:	Tongzhuan Xi
	Title:	Chief Financial Officer

Date: July 24, 2026